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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68611

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SpareBank 1 Capital Markets, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Alhambra Plaza, PH
(No. and Street)

Coral Gables (City) FL (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Lau 305-444-3598 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Ave, 14th Floor (Address) New York (City) New York (State) 10022 (Zip Code)

SEC Mail Processing

MAR 03 2020

Wash

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Lau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SpareBank 1 Capital Markets, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert C Lau
Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Diego

On 02/24/2020 before me, Ivonne De La Rosa Notary Public
Date — Here Insert Name and Title of the Officer

personally appeared Robert C Lau
Name(~~s~~) of Signer(~~s~~)

who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(s) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

IVONNE DE LA ROSA
Notary Public – California
San Diego County
Commission # 2225034
My Comm. Expires Dec 11, 2021

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: annual Audited Report

Document Date: Feb 24, 2020 Number of Pages: eighteen

Signer(s) Other Than Named Above: No other signers

Capacity(ies) Claimed by Signer(s)

Signer's Name: Robert C Lau	Signer's Name:
☐ Corporate Officer – Title(s):	☐ Corporate Officer – Title(s):
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator	☐ Trustee ☐ Guardian of Conservator
☒ Other: President & CEO	☐ Other:
Signer is Representing:	Signer is Representing:

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SpareBank 1 Capital Markets, Inc.

Financial Statements and Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon and Supplemental Report on Exemption)

CONTENTS

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
SpareBank 1 Capital Markets, Inc.
Coral Gables, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SpareBank 1 Capital Markets, Inc. (the "Company"), as of December 31, 2019, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

New York, NY
February 21, 2020

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	367,602
Cash - segregation in compliance with federal regulations		100,000
Current assets		467,602
TOTAL ASSETS	$	467,602

LIABILITIES AND STOCKHOLDERS' EQUITY

Common Stock - no par value 1,000 authorized, 1,000 shares issued and outstanding	$	565,612
Accumulated Deficit		(98,010)
TOTAL STOCKHOLDERS' EQUITY		467,602
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	467,602

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2019

REVENUES:		
Services Income - related party	$	299,560
TOTAL REVENUES		299,560
EXPENSES:		
Payroll and employee benefits		253,302
Regulatory fees, business licenses and permits		13,224
Communication costs		11,116
Rent		6,925
Office expenses		5,858
Subscriptions		1,057
Other expenses		7,924
TOTAL EXPENSES		299,406
NET INCOME FROM OPERATIONS BEFORE INCOME TAXES		154
Income Tax Expense		-
NET INCOME	$	154

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2019

	Common Stock				Accumulated		Stockholders'
	Shares		Amount		Deficit		Equity
Balance at December 31, 2018	1,000	$	565,612	$	(98,164)	$	467,448
Net Income	-		-		154		154
Balance at December 31, 2019	1,000	$	565,612	$	(98,010)	$	467,602

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	154
Adjustments to reconcile net income to net cash used in operating activities:		
Accrued Income Taxes		(1,996)
Net Cash Used In Operating Activities		(1,842)
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		-
NET DECREASE IN CASH AND CASH-SEGREGATION IN COMPLIANCE WITH FEDERAL REGULATIONS		(1,842)
CASH AND CASH-SEGREGATION IN COMPLIANCE WITH FEDERAL REGULATIONS AT BEGINNING OF YEAR		469,444
CASH AND CASH-SEGREGATION IN COMPLIANCE WITH FEDERAL REGULATIONS AT END OF YEAR	$	467,602

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year:		
Interest	$	-
Taxes	$	1,996

See accompanying notes to financial statements.

SpareBank 1 Capital Markets, Inc.
Notes to Financial Statements
Year Ended December 31, 2019

(1) Organization

SpareBank 1 Capital Markets, Inc. ("the Company") is a wholly owned entity of Magellan Global Corporation, the "Parent Company", which is wholly owned subsidiary of SPAREBANK 1 MARKETS AS, a Norwegian entity. The Company was founded in 2010.

SpareBank 1 Capital Markets, Inc. is a member of FINRA and SIPC.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $ 250,000.

The following table provides a reconciliation of cash and cash-segregation in compliance with federal regulations reported within the statement of financial position that sum to the total of the same such amounts show in the statement of cash flows.

	For the Year Ended December 31, 2019
Cash at beginning of year	$ 369,444
Cash–segregation in compliance with federal regulations at beginning of year	100,000
Cash and cash-segregation in compliance with federal regulations at beginning of year	$ 469,444
Cash at end of year	$ 367,602
Cash–segregation in compliance with federal regulations at end of year	100,000
Cash and cash-segregation in compliance with federal regulations at end of year	$ 467,602

(b) Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(c) Income Taxes

Income taxes are recognized at the respective income tax rate of 21% for federal income taxes. Deferred tax assets and liabilities if applicable are measured using enacted tax rates expected to be recovered or settled. There are no state income taxes in the state the Company operates within. As of December 31, 2019 there are no deferred tax assets and liabilities.

Although the Company has not been made aware of any such examinations being conducted, the past three tax years remain open for federal or state examinations.

(d) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Concentration, Risk and Credit Risk

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers. All of the Company revenues originated from its Parent Company during 2019.

(f) Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This ASU, as amended, provides guidance on the recognition of revenue related to the transfer of promised goods or services to customers, guidance on accounting for certain contract costs and additional disclosure requirements about revenue and contract costs. The standard provides a single revenue model to be applied for reporting companies under U.S. GAAP and supercedes most existing revenue recognition guidance. The Company adopted the guidance as of January 1, 2018. This adoption did not effect the Company's revenue recognition on the statement of financial condition or statement of operations.

The Company may earn revenue (commissions) from brokerage activities, which will be recognized on the day of trade – trade date basis and carried at market value. Fees for underwriting and placement services would be recognized when the deal is completed and the income is reasonably determinable. Services Income are earned based on the services performed under an agreement with its Parent Company, which have been the sole source of revenues for the Company in the past several years.

(g) Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) "ASU 2016-02 Leases" intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, office equipment and manufacturing equipment.

The ASU requires organizations that lease assets – referred to as "lessees" – to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases.

Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current Generally Accepted Accounting Principles (GAAP), the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP – which requires only capital leases to be recognized on the balance sheet – the new ASU requires both types of leases to be recognized on the balance sheet.

This ASU on leases was effective for the Company as of January 1, 2019. This ASU had no impact on the Company as the Company had no leases greater than twelve months.

(h) Recently Issued Accounting Pronouncements

All recently issued accounting pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

(3) Cash – Segregation in Compliance with Federal Regulations

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulatory purposes, relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $467,602 which was $217,602 in excess of its required net capital of $250,000.

(5) Related Party Transactions

During the year 2019, the Company received $299,560 of services income from its Parent Company based on an agreement whereby the Company agreed to perform certain research services on a monthly basis without any deferred or required deliverables.

During the year 2019, the Parent Company reimbursed the Company for certain costs incurred over the past year amounting to $9,500 which have been recorded as a reduction to regulatory and accounting fees, business licenses and permits expense.

(6) Commitments and Contingencies

The Company's offices are located at Coral Gables, Florida and the Regus Office Suite at 590 Madison Avenue, 21st floor, New York, New York. The Regus office is a virtual office, all utilities except telephone are included under such rental agreement. The monthly rent for the New York office is in the amount of $310 and is on a month to month basis. The Florida office lease of $93 per month expired on December 31, 2019. Rent expense for the year ended December 31, 2019 was $6,925.

In April 2018, the Company entered into a three-year employment agreement with its sole officer, ending March 2021.

(7) Subsequent Event

On January 1, 2020, the Company entered into a one-year lease agreement for the Florida office. Monthly rent is $99 and expires on December 31, 2020.

The Company has evaluated subsequent events for the disclosure purposes through February 21, 2020.

SUPPLEMENTAL INFORMATION

SpareBank 1 Capital Markets, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2019

Total stockholder's equity qualified for net capital	$ 467,602
Deductions and/or charges	
Non-allowable assets:	-
Net capital	$ 467,602
Computation of Alternate Net Capital Requirement:	
2% of combined aggregate debit Item as shown in the formula for reserve Requirements pursuant to Rule 15c3-3	$ -
Minimum dollar net capital requirement – the higher of 6 - 2/3% of aggregate indebtedness of $0 or $250,000	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$ 217,602
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 0
Ratio of aggregate indebtedness to net capital	0 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as filed by the Company on January 13, 2020.

Schedule II

SpareBank 1 Capital Markets, Inc.

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2019

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii), for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
SpareBank 1 Capital Markets, Inc.
Coral Gables, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which SpareBank 1 Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sparebank 1 Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) All customer transactions cleared through another broker dealer on a fully disclosed basis (the "exemption provisions") and (2) SpareBank 1 Capital Markets, Inc. stated that SpareBank 1 Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SpareBank 1 Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sparebank 1 Capital Markets, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, New York
February 21, 2020

SpareBank 1 Capital Markets, Inc.

1 Alhambra Plaza, PH

Coral Gables, FL 33134

February 21, 2020

RBSM LLP
805 Third Avenue, 14th FL
New York, NY 10022

Exemption Report
Re: SpareBank 1 Capital Markets, Inc. year end 2019 Certified Audit

SpareBank 1 Capital Markets, Inc. is operating under the (k)(2)(ii) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". SpareBank 1 Capital Markets, Inc. if it has any customer transactions, such customer transactions are cleared through another broker dealer on a fully disclosed basis; therefore we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

Robert C. Lau
President and CEO

SEC Mail Processing

MAR 03 2020

Washington, DC

February 21, 2020

U.S. Securities and Exchange Commission
Office of Filings & Information Services
Branch of Registration & Examinations
Mail Stop 2521
100 F Street, NE
Washington, DC 20549

Dear Sirs,

Please find enclosed one copy of Sparebank 1 Capital Markets, Inc. annual audit for the year ended December 31, 2019.

Regards,

Robert Lau

Robert Lau